EXHIBIT 23(i)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-03683, 333-19103, 333-19099, 333-82353, 333-96879, 333-96881, 333-136484, 333-134134, 333-134133, 333-06629, 333-158991, and 333-161253 on Forms S-8 and Registration Statement No. 333-162021 on Form S-3 of our reports dated November 29, 2010, relating to the financial statements of Cabot Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change (i) in its method of accounting for earnings per share; and (ii) in the presentation of non-controlling interests), and the effectiveness of Cabot Corporation’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Cabot Corporation for the year ended September 30, 2010.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 29, 2010